

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 19, 2008

Fred Bauer
Chairman and Principal Executive Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464

Re: **Gentex Corporation**
          Form 10-K for the fiscal year ended December 31, 2007
          Filed February 27, 2008
          Definitive Proxy Statement on Schedule 14A
          Filed April 10, 2008
          File No. 000-10235

Dear Mr. Bauer:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Amanda McManus
                                Branch Chief – Legal